UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[  ]               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ____________________

Commission file number 1-15759

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cleco Power LLC 401(k) Savings and Investment Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLECO CORPORATION

2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226

Cleco Power LLC 401(k) Savings
and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Cleco Power LLC 401(k) Savings and Investment Plan
Index
December 31, 2006 and 2005

Note:
Schedules other than those listed above as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Cleco Power LLC 401(k) Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Cleco Power, LLC 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 and the schedule of reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McElroy, Quirk, & Burch (APC)
Lake Charles, Louisiana
June 20, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Cleco Power LLC 401(k) Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”) at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  The financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New Orleans, Louisiana
June 29, 2006

Cleco Power LLC 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006				2005
	Nonparticipant Directed		Participant		Nonparticipant Directed		Participant
	Allocated	Unallocated	Directed	Total	Allocated	Unallocated	Directed	Total

Investment in company convertible preferred stock, at fair value	$46,173,015	$-	$-	$46,173,015	$40,632,680	$976,180	$-	$41,608,860
Mutual funds, at fair value (see Note 2)	-	-	106,738,481	106,738,481	-	-	90,868,840	90,868,840
Company common stock, at fair value	3,571,436	-	22,556,012	26,127,448	-	-	17,864,793	17,864,793
Participant loans, at cost	-	-	3,430,196	3,430,196	-	-	3,331,338	3,331,338
	$49,744,451	-	132,724,689	182,469,140	40,632,680	976,180	112,064,971	153,673,831
Cash and cash equivalents	-	-	-	-	-	1,254,722	-	1,254,722
Contributions receivable -
Employee	-	-	227,173	227,173	-	-	216,011	216,011
Employer	91,105	-	-	91,105	-	243,431	-	243,431
Dividends receivable	411,769	-	-	411,769	-	449,014	-	449,014
	50,247,325	-	132,951,862	183,199,187	40,632,680	2,923,347	112,280,982	155,837,009
Interest payable	-	-	-	-	-	39,468	-	39,468
Note payable	-	-	-	-	-	2,305,035	-	2,305,035
	-	-	-	-	-	2,344,503	-	2,344,503
Net assets available for benefits	$50,247,325	$-	$132,951,862	$183,199,187	$40,632,680	$578,844	$112,280,982	$153,492,506

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

	Nonparticipant Directed		Participant
	Allocated	Unallocated	Directed	Total

Income from investment activities
Interest and dividends	$1,723,049	$11,759	$6,972,125	$8,706,933
Net appreciation (depreciation) in fair value of investments	8,792,593	(62,855)	10,725,332	19,455,070
Net investment income (loss)	10,515,642	(51,096)	17,697,457	28,162,003
Contributions
Employer	1,841,515	399,443	-	2,240,958
Employee	-	-	6,717,022	6,717,022
Allocation of company convertible preferred stock at fair value	919,357	(919,357)	-	-
Total contributions	2,760,872	(519,914)	6,717,022	8,957,980
Total additions (deductions)	13,276,514	(571,010)	24,414,479	37,119,983
Employee distributions and withdrawals	1,902,699	-	5,502,769	7,405,468
Diversification of stock	1,759,170	-	(1,759,170)	-
Interest expense	-	7,834	-	7,834
Total deductions	3,661,869	7,834	3,743,599	7,413,302
Increase (decrease) in net assets available for benefits	9,614,645	(578,844)	20,670,880	29,706,681
Net assets available for benefits, beginning of year	40,632,680	578,844	112,280,982	153,492,506
Net assets available for benefits, end of year	$50,247,325	$-	$132,951,862	$183,199,187

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2006 and 2005

1.	Summary of Significant Accounting Policies and Description of Plan

Plan Description
The Cleco Power LLC 401(k) Savings and Investment Plan (formerly known as the Cleco Corporation 401(k) Savings and Investment Plan) (the “Plan”), which was adopted January 1, 1985, and last amended on January 1, 2006, is intended to provide eligible employees of Cleco Corporation and its subsidiaries (“Cleco”) with long-term savings and investment opportunities.  The Plan is a defined contribution plan.  It includes a nonparticipant directed, leveraged employee stock ownership plan (the “ESOP”), and is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974.  Prior to March 31, 2006, the ESOP provided a 66-2/3% match with Cleco Corporation convertible Preferred Stock Series of 1991 with a par value of $100 (the “preferred stock”).  At March 31, 2006, substantially all of the shares of the preferred stock were fully allocated to current and former plan participants.  Beginning April 1, 2006, Cleco Corporation made matching contributions to, and funded dividend reinvestments by, Plan participants with Cleco Corporation common stock.  This match is limited to the first 6% of annual compensation contributed by participants.  Beginning July 1, 2005, Plan participants were allowed to choose whether to have dividends on Cleco Corporation common stock distributed in cash or reinvested in additional shares of Cleco Corporation common stock.  Dividends on the preferred stock continued to be reinvested in additional shares of the preferred stock.  Effective January 1, 2006, the option to have dividends distributed in cash or reinvested in additional shares of Cleco Corporation common stock was extended to preferred stock as well.  In March 2007, the ESOP trustee converted all outstanding shares of preferred stock into Cleco Corporation common stock.  For tax years beginning after December 31, 2001, participants who were at least 50 years old by the end of the tax year may make an additional “catch-up” contribution (above the 401(k) annual deferral limit) in increments of $1,000 annually starting in 2002 until the $5,000 catch-up limit was reached in 2006.  Participation in the Plan is voluntary.  Active Cleco employees are eligible to participate.  For a complete description of the Plan, refer to the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan Document”).

The Plan purchased the preferred stock using the proceeds of a bank note, which was subsequently purchased by Cleco Power LLC (“Cleco Power”) (see Note 4) and holds stock in a trust established under the Plan.  The note was to be repaid over a period of seven years by fully deductible Cleco Power contributions to the trust fund.  The note was paid off on July 17, 2006.  Prior to the preferred stock being fully allocated, as the Plan made each payment of principal, an appropriate percentage of preferred stock was allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

The note was collateralized by the unallocated shares of preferred stock.  Cleco Corporation has no rights against shares once they are allocated under the ESOP.  The financial statements of the Plan for the years 2006 and 2005 present separately the assets and liabilities and changes pertaining to:

a)	the accounts of employees with vested rights in allocated preferred stock and/or Cleco Corporation common stock (allocated);
b)	preferred stock not yet allocated to employees (unallocated); and
c)	the accounts of employees with vested rights in investments other than preferred stock (other).
Plan Administration
The administration of the Plan is the responsibility of a retirement committee of Cleco Corporation (the “Committee”) comprised of employees of Cleco.  The Committee is appointed by Cleco Power’s Board of Managers.  Administrative expenses incurred by the Plan are borne by Cleco. Cleco Power is the Plan sponsor. The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with JPMorgan Chase Bank (“Trustee”) and with JP Morgan Retirement Plan Services (“Agent”) acting as the agent of the Trustee and recordkeeper to the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2006 and 2005

Contributions
Participant contributions are recorded in the period that Cleco makes payroll deductions from participants.  Unless otherwise restricted by law, participants may contribute on a pretax basis up to 50% of annual compensation, not to exceed $15,000.  For tax years beginning after December 31, 2001, participants who were at least 50 years old by the end of the tax year may make an additional “catch-up” contribution (above the 401(k) annual deferral limit) in increments of $1,000 annually starting in 2002 until the $5,000 catch-up limit was reached in 2006.  Cleco Corporation’s matching contribution is 66-2/3% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation.  Cleco Power contributions, paid annually, were made in amounts necessary to satisfy debt service requirements, after considering dividends received on the preferred stock.  The Trustee, in accordance with the participants’ directives, invests the employee contributions in one or more of twelve publicly traded mutual funds, in one self-directed account with access to over 1,000 mutual funds, and in Cleco Corporation common stock.  Certain qualified 401(k) rollovers are permitted under the Plan.

Participants’ Accounts
The Agent maintains accounts on behalf of each Plan participant.  Each account is credited with (a) the participant’s pretax, after tax or rollover contribution, (b) the matching contribution and (c) the participant’s share of Plan earnings.  Allocations are based on participant compensation or account balances, as defined.

Vesting
Participants are fully vested in their accounts at all times.

Withdrawals and Loans
Funds in participants’ accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their account or as a distribution in kind of shares held for their account in the ESOP fund or common stock fund.  A participant is entitled to receive a whole number of shares of Cleco Corporation common stock.  The amounts of any fractional shares are distributed in cash.  Under IRS regulations, active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships.

Loans are available to participants up to specified limits.  The term of loans shall not exceed five years and the interest rate is calculated based on the prime rate published in the Wall Street Journal on the first day of the month before the loan is requested plus 2%.  Interest rates on participant loans ranged from 6.00% to 11.50% in 2006 and 2005.

Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets available for benefits when paid.

Diversification
Diversification is offered to participants so that they may have the opportunity to move part of the value of their investment into other investment alternatives.  During 2006, participants who were at least age 45 with at least 5 years of participation in the Plan could elect to diversify a portion of their allocated shares of preferred stock and/or Cleco Corporation common stock.  A participant may diversify up to 25 percent of the number of shares of preferred stock and/or Cleco Corporation common stock allocated to his or her account, less any shares previously diversified.  During the year after the participant both reached age 61 and participated in the Plan for ten or more years, the percentage changed to 50 percent.  After that year, the percentage went down to 25 percent.  When participants diversified shares of preferred stock, they were converted into Cleco Corporation common stock, usually by Cleco Corporation issuing new shares of its common stock.  However, Cleco Corporation could choose to use treasury shares instead of issuing new shares.  The shares of Cleco Corporation common stock were then sold on the open market.  Beginning January 1, 2007, plan participants were allowed to diversify shares of Cleco Corporation common stock regardless of age and years of service.  In March 2007, the ESOP trustee converted all outstanding shares of preferred stock into shares of Cleco Corporation common stock resulting in 100% of prior ESOP matching contributions being eligible for diversification with no restrictions.  Participants who elect to diversify can invest the proceeds from the sale of shares of Cleco Corporation common stock in the investment options offered by the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2006 and 2005

Voting Rights
Prior to the conversion of the outstanding preferred stock into shares of Cleco Corporation common stock in March 2007, each participant was entitled to exercise voting rights attributable to the shares of preferred stock allocated to his or her account and was notified by the Trustee prior to the time that such rights were to be exercised.  The Trustee was not permitted to vote any allocated shares of preferred stock for which instructions had not been given by a participant.  The Trustee was required, however, to vote any unallocated shares of preferred stock on behalf of the collective best interest of plan participants and beneficiaries.

Investment Valuation
Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year.  Participant loans are valued at cost, which approximates fair value.  The preferred stock was valued based on the greater of quoted market value of the equivalent shares of Cleco Corporation common stock or the par value of the preferred stock.  As of December 31, 2006 and 2005, the preferred stock was valued based on the quoted market value of the equivalent shares of Cleco Corporation common stock.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Priority Upon Termination of Plan
The Plan may be terminated at any time by Cleco Power’s Board of Managers.  Upon termination, all assets are to be distributed to Plan participants or their beneficiaries.  Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases (decreases) in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2006 and 2005

2.	Investments

Information relative to investments as of December 31, 2006 and 2005, respectively, is as follows:

Description	2006	2005
Mutual Funds:
*American Century Income & Growth Fund	$31,294,286	$28,129,521
JP Morgan Prime Money Market Fund***	4,753,399	3,507,588
American Century GNMA Fund	4,299,677	4,341,596
*Dodge & Cox Balanced Fund	23,162,233	19,573,141
American Century Vista Fund	5,833,126	5,613,305
American Century Strategic Allocation:
Conservative Fund	773,467	685,366
American Century Strategic Allocation:
Moderate Fund	1,713,623	1,337,409
American Century Strategic Allocation:
Aggressive Fund	3,185,079	2,129,353
*American Century Growth Fund	10,101,000	9,353,199
American Century Equity Income Fund	-	4,104,927
State Street Global Advisors S&P 500 Fund	7,976,080	-
American Century Equity Index Fund	-	5,819,366
CRM Mid Cap Value Fund	4,426,241	-
Morgan Stanley International Equity Fund	7,575,657	5,228,299
Schwab Personal Choice Retirement Account	1,644,613	1,045,770
Total mutual funds	106,738,481	90,868,840
*Cleco Corporation Common Stock(1)	26,127,448	17,864,793
*Cleco Corporation Convertible Preferred Stock Series of 1991**	46,173,015	41,608,860
Participant loans	3,430,196	3,331,338
	$182,469,140	$153,673,831
___________________________
*Denotes investment exceeds 5% of the net assets available for benefits.
**Nonparticipant-directed investment
***Valued at cost plus reinvested interest
(1)$3,571,436 represents Nonparticipant-directed investment

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2006 and 2005

The Plan’s holding in the preferred stock which had not been allocated to participants was 4,877 shares as of December 31, 2005.  As of December 31, 2006, the 4,877 shares had either been allocated to participants or converted to Cleco Corporation common stock.

	2006	2005
Cleco Corporation Convertible Preferred Stock
Series of 1991:
Cost	$-	$487,661
Market Value	$-	$976,180

Each share of the preferred stock was convertible into 9.6 shares of Cleco Corporation common stock.  The market value of the preferred stock was determined by multiplying the fair value of the common stock by the 9.6 conversion factor.  The preferred stock was redeemable at the option of Cleco Corporation at the redemption price of $100.00 per share.  The dividend rate on the preferred stock was 8.64% in 2006.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $19,455,070 for the year ended December 31, 2006, as follows:

Cleco Corporation common stock	$4,119,755
Cleco Corporation convertible preferred stock	8,544,806
Mutual funds	6,790,509
$19,455,070

3.	Related Party Transactions

Certain Plan investments are managed by affiliates of the Agent and Trustee.  The Agent is the recordkeeper as defined by the Plan.  Participants may elect to invest in shares of Cleco Corporation common stock. In 2006, the Plan purchased 264,222 shares of Cleco Corporation common stock with an approximate market value of $5,939,188 and sold 197,259 shares of Cleco Corporation common stock with an approximate market value of $4,490,346.  In addition, 29,772 shares of Cleco Corporation common stock representing in-kind distributions were made to participants with an approximate market value of $685,947.

In 2006, the Plan allocated 4,593 shares of the preferred stock with a cost of $100 per share for a total cost of $459,300, with a market value of $919,357 on account of Cleco Corporation’s matching contribution and dividend reinvestment for 2006.  At December 31, 2006 and 2005, the ESOP held 190,633 and 203,001 shares of the preferred stock with a fair value of $46,173,015 and $40,632,680, respectively, which had been allocated to participants’ accounts.

Prior to January 1, 2006, dividends received on the preferred stock by plan participants represented as allocated shares were reinvested in additional shares of the preferred stock.  Effective January 1, 2006, an option was granted to have dividends distributed in cash or reinvested in additional shares of preferred stock.  Shares of preferred stock are moved from unallocated to allocated as the quarterly dividends are received.  The reinvested dividends were used by unallocated, along with dividends paid on unallocated shares and additional contributions by Cleco Power, to pay debt and interest on the note payable.

The Plan purchased the preferred stock using the proceeds of a bank note, which was purchased by Cleco Power.  The ESOP made debt service payments to Cleco Power.  For additional information, see Note 4 below.

Other related parties include Cleco employees who participate in the Plan and the Committee which is comprised of employees of Cleco and is responsible for the administration of the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2006 and 2005

4.	Note Payable

On April 2, 1991, the Plan entered into a $30 million borrowing agreement with the Bank of New York (the “Bank”) to finance the purchase of 300,000 shares of the preferred stock.  Cleco Power purchased the outstanding principal balance of the loan.  The ESOP made debt service payments to Cleco Power from dividends received on the preferred stock and from additional contributions by Cleco Power in amounts necessary to satisfy debt service requirements.  No debt service payments were required under the borrowing agreement until the year 2008; however, as noted below the Plan made early payments on the debt.

Effective in January 1993, the rate of interest on the note payable was fixed at 7.4%.  Principal payments began in January 1999.  In January 2006 and April 2006, the Plan made principal payments of $1,904,100 and $381,050 respectively.  The final principal payment of $19,885 was made in July 2006.  In January 2005, the Plan made principal payments of approximately $2,346,850.  The unallocated shares of the preferred stock were pledged as collateral for the loan.  Pursuant to the Employee Retirement Income Security Act of 1974 regulations, debt service payments were made to unencumbered shares of the preferred stock for allocation to participant accounts.

5.	Tax Status

The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, the associated trust is exempt from federal income taxes under provision of Section 501(a).  The Plan obtained its latest determination letter on March 22, 2006, in which the Internal Revenue Service stated that the Plan, as then written, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe the Plan remains in compliance with the applicable requirements of the Internal Revenue Code.

Participants’ pretax contributions, Cleco Corporation’s contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to federal income taxes until these amounts are distributed.

6.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.	Subsequent Event

On March 26, 2007, the shares of preferred stock held in the accounts of Plan participants was converted into shares of Cleco Corporation common stock.  The value of the Plan participant’s account was unchanged as a result of this conversion.

Cleco Power LLC 401(k) Savings and Investment Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006
EIN:  72-0244480

	Description of investment, including
Identity of issuer, borrower,	maturity date, rate of interest,		Current
lessor or similar party	collateral par, and maturity value	Cost	Value
*American Century Income & Growth Fund	Mutual fund		$31,294,286
*JP Morgan Prime Money Market Fund	Mutual fund		4,753,399
*American Century GNMA Fund	Mutual fund		4,299,677
Dodge & Cox Balanced Fund	Mutual fund		23,162,233
*American Century Vista Fund	Mutual fund		5,833,126
*American Century Strategic Allocation:Conservative Fund	Mutual fund		773,467
*American Century Strategic Allocation:Moderate Fund	Mutual fund		1,713,623
*American Century Strategic Allocation:Aggressive Fund	Mutual fund		3,185,079
*American Century Growth Fund	Mutual fund		10,101,000
*CRM Mid Cap Value Fund	Mutual fund		4,426,241
*State Street Global Advisors S&P 500 Fund	Mutual fund		7,976,080
*Morgan Stanley International Equity Fund	Mutual fund		7,575,657
Schwab Personal Choice
Retirement Account	Participant Directed Brokerage Account		1,644,613
Total mutual funds			$106,738,481
*Cleco Corporation	Common Stock		$26,127,448
*Cleco Corporation	Convertible Preferred Stock Series of 1991	$19,063,300	$46,173,015
*Participant loans	Participant loan accounts with interest rates ranging from 6.00% to 11.5% and maturity dates ranging from 2006 to 2011		$3,430,196
	Total Assets Held		$182,469,140
_______________________
*Denotes party-in-interest.

Cleco Power LLC 401(k) Savings and Investment Plan
Schedule H, line 4j - Schedule of Reportable Transactions
December 31, 2006
EIN:  72-0244480

					Current value
					of asset on
Identity of	Description	Purchase	Selling	Cost of	transaction	Net gain
party involved	of asset	price	price	asset	date	or (loss)
Cleco Corporation	Common Stock	$5,939,188		$5,939,188	$5,939,188
Cleco Corporation	Common Stock		$4,490,346	$3,873,265	$4,490,346	$617,081

SIGNATURE

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO POWER LLC 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 20, 2007	By: /s/ Kathleen Nolen
(Kathleen Nolen, Chairman of the Retirement Committee of Cleco Corporation, Plan Administrator)

EXHIBIT

INDEX

Exhibit Number	Description

23.1	Consent of McElroy, Quirk & Burch (APC)

23.2	Consent of PricewaterhouseCoopers LLP

99	Section 906 Certification of Kathleen Nolen